SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): AUGUST 9, 2007

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On August 9, 2007, The Aristotle Corporation issued a press release announcing financial results for the quarter ended June 30, 2007, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated August 9, 2007.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
and Secretary

Date: August 9, 2007

EXHIBITS

Exhibit 99.1 Press release issued August 9, 2007.

Exhibit 99.1

For Immediate Release   News Release
Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2007 Second Quarter and Six Month Results

Stamford, CT, August 9, 2007 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the second quarter and six months ended June 30, 2007.

For the second quarter ended June 30, 2007, net sales increased 5.1% to $56.2 million from $53.5 million in the second quarter of 2006, and earnings before income taxes increased 8.3% to $9.7 million from $9.0 million. For the six months ended June 30, 2007, net sales increased 4.8% to $104.4 million from $99.6 million for the six months ended June 30, 2006, and earnings before income taxes increased 10.6% to $17.1 million from $15.4 million.

Net earnings applicable to common stockholders in the second quarter of 2007 were $3.9 million, or $.23 per diluted common share, versus $3.3 million, or $.19 per diluted common share, in the second quarter of 2006. Net earnings applicable to common stockholders for the first six months of 2007 were $6.3 million, or $.36 per diluted common share, compared to $5.1 million, or $.29 per diluted common share, for the comparable six months of 2006.

The reported net earnings are shown after deduction for Federal, state and foreign income tax provisions. Approximately $2.6 million in deferred income tax expense in the 2006 second quarter relates to the non-cash charge for utilization of Federal net operating tax loss carryforwards ("NOLs"). For the first six months of 2007 and 2006, respectively, $1.3 million and $4.5 million of the reported deferred income tax expense relate to NOL utilization. The utilization of NOLs for the reported quarters and year to date periods reduced Aristotle's current Federal tax liability. In the first quarter of 2007, the remaining balance of NOLs available as of December 31, 2006, approximately $3.6 million, was utilized from income generated by the Company.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "In presenting these results for the second quarter of 2007, I am particularly pleased to report that earnings per share for the quarter, on a fully diluted basis, have increased more than 20% compared to the second quarter of 2006, primarily as a result of organic revenue growth of 5.1% and strengthening of gross profit margins through cost control and promotion of proprietary products. EBITDA growth for the second quarter was 6.7% compared to the second quarter of 2006, reaching $10.1 million for the quarter ended June 30, 2007."

Mr. Lapin noted, "The number of proprietary items in the Company's catalogs, including those geared to the K-12 and health care training markets, continues to increase. The unique features of these products demonstrate Aristotle's acknowledged ability to create custom designs to meet evolving needs. A principal focus of the Company's business strategy is the continued enhancement of its proprietary lines so as to provide highly competitive offerings carrying stronger gross margins."

Dean T. Johnson, Aristotle's Chief Financial Officer, added, "Working capital increased $6.4 million to $77.9 million at June 30, 2007, compared to $71.5 million at June 30, 2006. Within working capital, inventory increased $3.5 million to $45.6 compared to last year. The Company has enhanced its inventory at June 30, 2007 in preparation of the peak shipping months for the K-12 school market, and to strengthen stock levels related to the health care training market to meet expected domestic and international demand for the remainder of 2007."

In providing EBITDA information, Aristotle offers a non-GAAP financial measure to complement its condensed consolidated financial statements presented in accordance with GAAP. This non-GAAP financial measure is intended to supplement the reader's overall understanding of the Company's current financial performance. However, this non-GAAP financial measure is not intended to supercede or replace Aristotle's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Earnings to EBITDA" schedule below. EBITDA is defined as earnings before income taxes, interest expense, other income and expense, depreciation and amortization.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators, health care products and items for the agricultural, senior care and food industries. Aristotle has approximately 850 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17.9 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11.0 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at **www.aristotlecorp.net.**

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; (v) the ability of Aristotle to retain its Federal net operating tax loss carryforward position and other deferred tax positions; and (vi) other factors identified in Item 1A, Risk Factors, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2006. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-K/A, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2007	**2006**	**2007**	**2006**
Net sales	$	56,202	53,481	104,426	99,645
Cost of sales		34,631	33,086	63,892	61,651
Gross profit		21,571	20,395	40,534	37,994
Selling and administrative expense		11,917	11,359	23,544	22,441
Earnings from operations		9,654	9,036	16,990	15,553
Other (expense) income:					
Interest expense		(363)	(501)	(689)	(948)
Other, net		412	425	763	830
		49	(76)	74	(118)
Earnings before income taxes		9,703	8,960	17,064	15,435
Income tax expense:					
Current		2,383	1,033	3,906	1,755
Deferred		1,220	2,427	2,539	4,219
		3,603	3,460	6,445	5,974
Net earnings		6,100	5,500	10,619	9,461
Preferred dividends		2,157	2,159	4,316	4,318
Net earnings applicable to common stockholders	$	3,943	3,341	6,303	5,143
Earnings per common share:					
Basic	$	.23	.19	.36	.30
Diluted	$	.23	.19	.36	.29
Weighted average common shares outstanding:					
Basic		17,454,704	17,266,513	17,361,153	17,257,955
Diluted		17,487,936	17,516,190	17,392,101	17,503,199

RECONCILIATION OF GAAP NET EARNINGS TO EBITDA
(in thousands)
(unaudited)

| | | Three Months Ended June 30, | | Six Months Ended June 30, | |
		2007	2006	2007	2006
Net earnings	$	6,100	5,500	10,619	9,461
Add:					
Income tax expense		3,603	3,460	6,445	5,974
Interest expense		363	501	689	948
Other (income) expense		(412)	(425)	(763)	(830)
Depreciation and amortization		480	460	921	895
EBITDA	$	10,134	9,496	17,911	16,448

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets		June 30, 2007 (unaudited)	December 31, 2006	June 30, 2006 (unaudited)
Current assets:				
Cash and cash equivalents	$	7,423	5,814	3,671
Marketable securities		1,910	-	-
Investments		15,423	14,586	13,669
Accounts receivable, net		21,934	15,458	20,898
Inventories, net		45,618	37,487	42,108
Prepaid expenses and other		5,080	8,123	4,896
Deferred income taxes		2,680	4,051	7,088
Total current assets		100,068	85,519	92,330
Property, plant and equipment, net		26,839	25,426	23,215
Goodwill		14,185	13,860	14,033
Deferred income taxes		8,188	8,188	2,712
Other assets		332	328	351
Total assets	$	149,612	133,321	132,641
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term debt	$	294	287	599
Trade accounts payable		12,040	9,440	12,362
Accrued expenses		6,743	6,729	5,312
Income Taxes		922	1,478	386
Accrued dividends payable		2,157	2,159	2,159
Total current liabilities		22,156	20,093	20,818
Long term debt, less current installments		15,317	11,985	24,322
Long term pension obligations		4,303	4,469	1,306
Other long term accruals		2,410	2,383	-
Stockholders' equity:				
Preferred stock, Series I		6,549	6,601	6,601
Preferred stock, Series J		65,760	65,760	65,760
Common stock		179	172	173
Additional paid-in capital		6,606	3,106	3,299
Retained earnings		26,360	20,057	10,034
Accumulated other comprehensive earnings (loss)		(28)	(1,305)	328
Total stockholders' equity		105,426	94,391	86,195
Total liabilities and stockholders' equity	$	149,612	133,321	132,641